June 3, 2008

VIA EDGAR

John Cash, Accounting Branch Chief

Division of Corporation Finance

Mail Stop 7010

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	ADA-ES, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007 (“2007 Form 10-K”)

Form 10-Q for the Period Ended March 31, 2008 (“Q1 2008 Form 10-Q”)

File No. 0-50216

Dear Mr. Cash:

ADA-ES, Inc. (“we” or the “Company”) responds as follows to the Staff’s comment letter dated May 23, 2008 relating to the above-captioned filings on Form 10-K and Form 10-Q. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each immediately thereafter.

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

1.	Management’s Discussion and Analysis, page 22

Liquidity and Capital Resources, page 28

We note your disclosure on page F-8 that trade receivables normally require customer payment within 30 days from the invoice date. According to our calculations, your average trade receivable turnover was in excess of 75 days for 2006 and 2007. Please tell us and revise future filings to clarify your collection policies and to explain this apparent difference.

It is our policy to require customer payment within 30 days from the invoice date.

As outlined in Footnote 1 – Summary of Nature of Operations and Significant Accounting Policies, page F-9, we recognize revenue based on the percentage of completion method for all significant contracts excluding government contracts and chemical sales. As a result our trade receivables balance is comprised of both amounts billed to customers as well as unbilled revenues that have been recognized.

As of December 31, 2006 and 2007, the balance of billed but not yet paid under retainage provisions was $0 and $210,000, respectively, all of which was received in the second quarter of 2008.

As of December 31, 2006 and 2007, $1,422,000 and $1,690,000 of our total trade receivables, respectively, was unbilled, all of which was expected to be billed and collected within one year.

John Cash, Accounting Branch Chief

Securities & Exchange Commission

June 3, 2008

Dependent upon the scope in a particular contract, billing milestones may be comprised of any of the following:

i)	upon contract award or receipt of purchase order

ii)	upon acceptance of drawings and/or engineering

iii)	upon customer release for procurement;

iv)	upon shipment and/or delivery

v)	upon customer acceptance

vi)	upon receipt of a letter of credit for a specified time period

For all future annual filings we will disclose in our footnotes:

i)	balances billed but not paid by the customers under retainage provisions and any amounts that are expected to be collected after one year, and

ii)	amounts representing the recognized sales value of performance and such amounts that had not been billed and were not billable to customers at the date of the balance sheet, with a general description of the prerequisites for billing and of those amounts any that are expected to be collected after one year

2.	Note 1 – Summary of Nature of Operations and Significant Accounting Policies, page F-8

Capitalization of Development Costs, page F-9

As costs related to your development projects have increased to become one of your significant assets, please disclose in future filings the total expected cost of the activated carbon facility, when you expect the facility to be completed, the status of the significant milestones to date, and how you plan to account for the depreciation on the facility.

Please refer to our disclosures regarding expected costs, expectations regarding completion and status of significant milestones with respect to our proposed activated carbon manufacturing facility in our 2007 Form 10-K under “Business – Overview” on pages 6 and 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) – Overview” on pages 23 and 24 and “– Liquidity and Capital Resources” on pages 28 and 29 and in our Q1 2008 10-Q under “MD&A – Overview” on page 12 and “– Liquidity and Capital Resources” on pages 14-15. For all future filings we will disclose the following:

i) total expected cost of the activated carbon facility,

ii) when we expect the facility to be completed,

iii) the status of the significant milestones to date, and

iv) our anticipated depreciation policy for the facility.

3.	Note 9 – Income Taxes, page F-19

Please tell us and disclose in future filings why the effective income tax rate declined by almost 25 percentage points between 2006 and 2007. Disclose the underlying reasons for the significant changes in the reconciling items. Please tell us if the tax credits for 2007 and 2006 include the Section 45 Tax Credits you are anticipating for the Clean Coal joint venture with NexGen.

John Cash, Accounting Branch Chief

Securities & Exchange Commission

June 3, 2008

The decline in our effective income tax rate between 2006 and 2007 was primarily due to the impact of an increase in qualifying research and development tax credits for 2007.

Tax credits for 2007 and 2006 do not include any Section 45 Tax Credits.

For all future annual and quarterly filings, beginning with our Form 10-Q for the period ending June 30, 2008, we will disclose the reason for significant changes in reconciling items, if any.

4.	Exhibit 31

Please revise your Section 302 certifications in future annual and quarterly filings to exclude the officers’ title in the first line, as they are signing the certification in a personal capacity.

For all future annual and quarterly filings, beginning with our Form 10-Q for the period ending June 30, 2008, our Section 302 certifications will be revised to exclude the officers’ title in the first line.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2008

5.	Consolidated Statements of Operations and Comprehensive Income (Loss), page 2

We note the increase in unrealized holding losses on your investments during the first quarter of 2008. Please tell us what type of debt securities you currently hold. Please also provide the disclosures required by paragraph 19 of SFAS 115 in all future filings in which you present a balance sheet.

Attached to this letter is our investment policy which we had complied with as of March 31, 2008. Our debt securities are comprised primarily of highly rated corporate bonds, government and agency securities and municipal bonds. As of December 31, 2007 and March 31, 2008, we did not hold any auction rate securities.

We do not believe the disclosures required by paragraph 19 of SFAS 115 are applicable as we are not a financial institution.

6.	Note 5 – Income Taxes, page 8

Please disclose the factors impacting your effective tax rate in future quarterly filings when the resulting rate is not consistent with your customary relationship between your income tax expense (benefit) and pretax accounting income (loss). See paragraph 25 of FASB Interpretations 18.

For all future filings we will disclose those factors that impact our effective tax rate when the rate is not consistent with the customary relationship between our income tax expense (benefit) and our pretax accounting income (loss).

John Cash, Accounting Branch Chief

Securities & Exchange Commission

June 3, 2008

7.	Management’s Discussion and Analysis, page 10

Liquidity and Capital Resources, page 14

We note the significant deterioration in receivable turnover and increase in receivables as a percentage of revenues during the first quarter of 2008. Please tell us and disclose in future filings the underlying reasons for these changes in your receivables balance and average turnover.

As noted above in response to Comment 1, our trade receivables balance is comprised of both amounts billed to customers as well as unbilled revenues that have been recognized. We believe in order to assess our trade receivables as a percentage of revenue, billings in excess of recognized income, which is included in deferred revenue on our balance sheet must also be taken into account. As of March 31, 2008 our trade receivables balance was $7,013,000 which was offset by billings in excess of recognized income of $2,040,000, or a net of $4,973,000 as compared to a net of $3,505,00 at December 31, 2007 ($4,449,000 less $944,000). Our trade receivables balance was unusually high at March 31, 2008 due to the nature of our billing milestones for our ACI systems contracts of which several milestones were accomplished in March 2008. We do not believe this increase represents a deterioration in turnover in our trade receivables for the first quarter of 2008 or that such increase will continue to be a trend.

As of March 31, 2008, the balance of billed but not yet paid under retainage provisions was $220,000, all of which was received in the second quarter of 2008.

As of March 31, 2008, $763,000 of our total trade receivables of $7,013,000 was unbilled, all of which is expected to be billed and collected within one year.

For all future filings we will disclose the underlying reasons for any significant changes in our receivables balance and average turnover.

8.	We note the statement on page 15 that one of your principal sources of liquidity is “positive operating cash flow.” Given the negative net cash flow generated from operations during the first quarters of 2008 and 2007, please revise future filings accordingly.

For all future annual and quarterly filings, beginning with our Form 10-Q for the period ending June 30, 2008, our disclosure regarding sources of liquidity will be revised as recommended.

I believe that this responds to all of the Staff’s comments. Please do not hesitate to contact me if you have any further questions of comments. I can be reached at telephone 303-734-1727.

Sincerely,

ADA-ES, Inc.

/s/ Mark H. McKinnies
Mark H. McKinnies Senior VP and Chief Financial Officer

Attachments

John Cash, Accounting Branch Chief

Securities & Exchange Commission

June 3, 2008

INVESTMENT POLICY STATEMENT

For Non-Operating Funds of

ADA-ES, Inc.

Revised September 23, 2005

Statement of Purpose

The Board of Directors of ADA-ES, Inc. (the “Company”) hereby establishes the following statement of investment policy and guidelines for the management of its non-operating funds (the “Fund”). The purpose of this statement is to create a general framework within which the assets of the Fund can be invested with respect to efficient portfolio management. The CFO of the Company shall have the primary responsibility to ensure that this policy and guidelines are implemented and adhered to.

This document is intended to identify the investment objectives, constraints and policies of the Fund. It is intended that these objectives and guidelines provide meaningful guidance and expectations in the management and performance of the Fund and not be overly restrictive given the changing economic, business and investment market conditions.

The Fund is intended to be a temporary, but perhaps long-lived, vehicle preserving principal and providing investment income during its life to the Company.

Statement of Objectives and Constraints

•

The investment objective for the Fund is to preserve principal by minimizing risk and to attain such growth in the principal of the Fund over its life consistent with the level of risk assumed by the Fund.

•

The CFO of the Company is responsible for directing and monitoring the investment management of the Fund’s assets and making routine reports of the Fund’s performance to the Board of Directors. Any changes enacted must be approved by the Board of Directors and will be documented in the form of an amendment to this Investment Policy Statement.

•

Investments shall be made with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent investor acting in a like capacity and familiar with these matters would use in the conduct of a plan of like character and with like aims.

•

Investments shall be diversified so as to minimize the risk of loss and to maximize the rate of return, unless under the circumstances, it is clearly prudent not to do so. Investments shall possess value and quality corroborated by accepted techniques and standards of fundamental, economic, financial, and security analysis.

Investment Managers

•

The CFO is authorized to employ one or more investment managers or other professionals to attain the objectives of the Fund. Investment manager(s) retained by the CFO must be Registered Investment Advisor(s), have a minimum of five years of business history, and manage other similar type corporate accounts.

•

Investment manager(s) retained may be given full investment discretion consistent with the investment objectives and guidelines provided herein regarding the purchase and sale of individual securities. The Board of Directors acknowledges that while the CFO and investment manager(s) expect to meet these objectives, there is no guarantee they can be achieved.

John Cash, Accounting Branch Chief

Securities & Exchange Commission

June 3, 2008

Equity Constraints

•	There should be sufficient diversification with no single equity issue exceeding 5% of the market value of the stock portion of the Fund without the written approval of the CFO.

•	Issues will include securities traded on the NYSE, AMEX and the NASDAQ NMS. No restricted stock or private placements are permitted.

•	There are to be no margin purchases or other uses of borrowed funds; no puts, calls, straddles, or hedging.

•	No short sales are to be made without the written approval of the CFO.

•	There are to be no purchases of commodities.

Fixed Income and Cash Equivalent Constraints

•

The fixed income portion of the Fund may be invested in Corporate bonds and notes, mortgage securities, and direct or indirect obligations of the US government and shall be limited to publicly issued items, rated A (investment grade) or better by Moody’s or Standard and Poor’s.

•

No single industry group, as defined by Standard and Poor’s, shall constitute more than 25% of the fixed income portion of the Fund and, no single company shall constitute more than 10% of the fixed income portion of the Fund except direct or indirect obligations of the US government in which investment is unrestricted.

•	All investments will be in highly liquid, marketable securities.

•

Cash equivalent investments (less than one year fixed or variable income securities) will have a quality restriction of no less than A1/P1 or an equivalent rating. Any “money market” mutual fund should have equivalent quality ratings.

1.	Allocation of Assets

The following represents a target asset allocation and the acceptable ranges by asset class:

Asset Class	Ranges	Target Allocation
Equities	5% - 20%	20%
Fixed Income	80% - 95%	80%
Cash Equivalents	Minimal	0% - 5%

Detail Investment Objectives

The following are the objectives for the total Fund over a market cycle or three years whichever is shorter.

•	To minimize risk and to attain growth necessary to maintain the purchasing power of the Fund when considering the inflation rate.

•

Achieve a rate of return, after fees, which exceeds a custom balanced index which, by definition, is a weighted index comprised of the S&P 500 index, and an appropriate bond market index, which replicates the asset allocation of the overall Fund on a quarterly basis.

John Cash, Accounting Branch Chief

Securities & Exchange Commission

June 3, 2008

•

Achieve a rate of return after fees, which exceeds the inflation rate, as measured by the Consumer Price Index, by three percentage points per year and is consistent with the level of risk assumed by the Fund.

•	To have a tolerable loss of no more than 5% of the Fund value over any four consecutive quarters.

Control Procedures and Evaluation

Disbursements from the Fund

Without further authorization or approval the CFO may distribute to the operating accounts of the Company income generated by the Fund on a periodic basis. Income generated by the Fund and not distributed within a six-month period shall be considered an addition of principal to the Fund. The approval of the Board of Directors shall be required for any distribution of principal from the Fund.

Monitoring of Fund Performance and Investment Managers

Reporting and monitoring of the Fund investment performance and the investment manager(s) will be provided to the Board on no less than a quarterly basis.

This policy and guidelines will be reviewed at least annually to assure that they remain valid and relevant.

The CFO of the Company, with Board approval, reserves the right to retain or replace an investment manager for any reason.

For the Board

Signature and Name	Date

For the Investment Manager(s)

Firm Name

Signature and Name	Date